                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                          EasyLink Services Corporation
                         ------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   27784T 20 0
                                  ------------
                                 (CUSIP Number)

                                 Kevin S. Moore
                                    President
                             The Clark Estates, Inc.
                        One Rockefeller Plaza, 31st Floor
                            New York, New York 10020
                                 (212) 977-6900
                ------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Jeffrey E. LaGueux, Esq.
                      Patterson, Belknap, Webb & Tyler LLP
                           1133 Avenue of the Americas
                          New York, New York 10036-6710
                                 (212) 336-2000

                                   May 1, 2003
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 7 pages)

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--------------------------------------------------------------------------------
CUSIP NO.
27784T 20 0

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSON
     1.      I.R.S IDENTIFICATION NO. OF ABOVE PERSON

             The Clark Estates, Inc.
             13-5524538

--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a) [ ]
     2.      (b) [X]

--------------------------------------------------------------------------------
     3.      SEC USE ONLY

--------------------------------------------------------------------------------
             SOURCE OF FUNDS
     4.           OO

--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     5.      TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION

     6.      New York

--------------------------------------------------------------------------------
                                7.     SOLE VOTING POWER

                                       5,589,020

        NUMBER OF       --------------------------------------------------------
         SHARES                 8.     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      0
           EACH
        REPORTING       --------------------------------------------------------
          PERSON                9.     SOLE DISPOSITIVE POWER
           WITH
                                       5,589,020

                        --------------------------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                       0

--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11.     5,589,020

--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     12.     SHARES [ ]

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.     13.1%

--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON

     14.     CO

--------------------------------------------------------------------------------

                              (Page 2 of 7 pages)

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                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D

                  This Amendment No. 4 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Amendment No. 3 to Schedule 13D by the Reporting Person on February 11, 2002. The items identified below, or the particular paragraphs of such items which are identified below, are amended to add the information as set forth below. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D or the amendments thereto.

ITEM 2.           IDENTITY AND BACKGROUND

                  Schedule I sets forth the information required by Items 2(a) -
(c) and 2(f) of Schedule 13D for each executive officer and director of the Reporting Person.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Effective as of April 30, 2003, Federal Partners, L.P. ("Federal Partners") purchased from the Issuer in a private placement transaction 1,923,077 shares of Class A Common Stock (the "Purchased Shares") for an aggregate purchase price of $1,000,000 pursuant to a Common Stock Purchase Agreement (the "Stock Purchase Agreement").

                  Effective as of May 1, 2003, Federal Partners exchanged its 10% Senior Convertible Note, dated as of January 8, 2001, the original principal amount of which was $5,000,000, into an aggregate of 2,500,000 shares of Class A Common Stock (the "Exchanged Shares" and collectively with the Purchased Shares, the "Shares") pursuant to a Debt Exchange Agreement (the "Debt Exchange Agreement").

                  Federal Partners is a limited partnership, the general partner of which is Ninth Floor Corporation. The Reporting Person provides management and administrative services to Federal Partners. The purchase price for the Purchased Shares was provided by funds available for investment by accounts for which the Reporting Person provides management and administrative services.

                  In connection with the Stock Purchase Agreement, the Issuer agreed pursuant to a Registration Rights Agreement (the "Registration Rights Agreement") to file a Registration Statement with the Securities and Exchange Commission with respect to the Shares and certain other shares of Common Stock issued in connection with this private placement.

ITEM 4.           PURPOSE OF TRANSACTION

                  The purpose of the acquisition of the Shares was for investment. The Reporting Person currently does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person may acquire additional shares of the Class A Common Stock in open market transactions for investment purposes and

                              (Page 3 of 7 pages)

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may dispose of shares of Class A Common Stock in open market transactions or otherwise. Any decision of the Reporting Person either to purchase additional shares of the Class A Common Stock or to dispose of any of such shares will take into account various factors, including general economic and stock market conditions.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The 5,589,020 shares of Class A Common Stock beneficially owned by the Reporting Person (5,394,640 of which are held of record by Federal Partners) constitute approximately 13.1% of the outstanding shares of Class A Common Stock (based upon an aggregate of 42,738,720 outstanding shares of the Class A Common Stock as of May 1, 2003, as disclosed by the Issuer to the Reporting Person).

                  (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose of or direct the disposition of all of the Shares.

                  (d) The accounts referred to in Item 3 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except for the Stock Purchase Agreement, the Debt Exchange Agreement, the Registration Rights Agreement, and except as set forth in the Reporting Person's initial filing on Schedule 13D and the amendments thereto, neither the Reporting Person nor (to the best knowledge of the Reporting Person) any of its executive officers or directors has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                              (Page 4 of 7 pages)

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2003                       THE CLARK ESTATES, INC.

                                        By: /s/ Kevin S. Moore
                                            --------------------
                                            Name: Kevin S. Moore
                                            Title: President

                              (Page 5 of 7 pages)

                                   Schedule I

           DIRECTORS AND EXECUTIVE OFFICERS OF THE CLARK ESTATES, INC.

                                                                      NAME, PRINCIPAL BUSINESS AND
     NAME                       PRINCIPAL OCCUPATION                      ADDRESS OF EMPLOYER
Jane Forbes Clark            Chairman and Director                 The Clark Estates, Inc.
                                                                   Management Services
                                                                   One Rockefeller Plaza, 31st Floor
                                                                   New York, New York 10020

Kevin S. Moore               President and Director                The Clark Estates, Inc.
                                                                   Management Services
                                                                   One Rockefeller Plaza, 31st Floor
                                                                   New York, New York 10020

Anne L. Peretz               Director                              The Clark Estates, Inc.
                                                                   Management Services
                                                                   One Rockefeller Plaza, 31st Floor
                                                                   New York, New York 10020

Eric L. Straus               Senior Vice President                 The Clark Estates, Inc.
                             and Director                          Management Services
                                                                   One Rockefeller Plaza, 31st Floor
                                                                   New York, New York 10020

Marshall F. Wallach          Director, The Clark Estates, Inc.     The Wallach Corporation
                                                                   Investment Banking
                             President, The Wallach Corporation    1401 17th Street,Suite 750
                                                                   Denver, Colorado 8020 2

Richard C. Vanison           Vice President and                    The Clark Estates, Inc.
                             Treasurer                             Management Services
                                                                   One Rockefeller Plaza, 31st Floor
                                                                   New York, New York 10020

William T. Burdick           Secretary                             The Clark Estates, Inc.
                                                                   Management Services
                                                                   One Rockefeller Plaza, 31st Floor
                                                                   New York, New York 10020

                              (Page 6 of 7 pages)

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
                                                                      NAME, PRINCIPAL BUSINESS AND
     NAME                      PRINCIPAL OCCUPATION                      ADDRESS OF EMPLOYER
Stephen M. Duff              Chief Investment Officer              The Clark Estates, Inc.
                                                                   Management Services
                                                                   One Rockefeller Plaza, 31st Floor
                                                                   New York, New York 10020

All of the executive officers and directors of The Clark Estates, Inc. are United States citizens.

                              (Page 7 of 7 pages)